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SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER
WORK LOCATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: *Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker*

1 *(a)* NAME OF ISSUER *(Please type or print)*	*(b)* IRS IDENT. NO.	*(c)* S.E.C. FILE NO.
Arch Capital Group Ltd.	061424716	000-26456

1*(d)*ADDRESS OF ISSUER STREET CITY STATE ZIP CODE	*(e)*TELEPHONE	
	AREA CODE	NUMBERS
Wessex House, 45 Reid Street, Hamilton HM 12, Bermuda	203	862-4300

2 *(a)* NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	*(b)* IRS IDENT. NO.	*(c)* RELATIONSHIP TO ISSUER	*(d)* ADDRESS STREET	CITY	STATE	ZIP CODE
Trident II, L.P.	98-0208723	None	c/o MMC Capital, Inc. 20 Horseneck Lane	Greenwich	CT	06830

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. identification Number and the S.E.C. File Number.

3*(a)* **Title of the Class**	*(b)* **Name and Address of**	**SEC USE ONLY**	*(c)* **Number of**	*(d)* **Aggregate Market Value**	*(e)* **Number of Shares or**	*(f)* **Approximate Date of Sale**	*(g)* **Name of Each**

21439680v2

of Securities To Be Sold	Each Broker Through whom the Securities Are To Be Offered or Each Market Maker who Is Acquiring the Securities	Broker-Dealer File Number	Shares or Other Units To Be Sold See instr. 3(c))	(See instr. 3(d))	Other Units Outstanding (See instr. 3(e))	(See instr. 3(f)) (MO. DAY YR.)	Securities Exchange (See instr. 3(g))
Common Shares, par value $.01 per share	Merrill Lynch, Pierce, Fenner & Smith, Inc. 250 Vesey Street, New York, NY 10080		520,759	$16,872,591.60	27,586,184	Trade Date: December 9, 2002 Closing Date: December 12, 2002	NASDAQ NM

INSTRUCTIONS:

1. (a) Name of issuer

   (b) Issuer's I.R.S. Identification Number

   (c) Issuer's S.E.C. file number, if any

   (d) Issuer's address, including zip code

   (e) Issuers's telephone number, including area code

2. (a) Name of person for whose account the securities are to be sold

21439680v2

(b) Such person's I.R.S. identification number, if such person is an entity

(c) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)

(d) Such person's address, including zip code

3. (a) Title of the class of securities to be sold

(b) Name and Address of each broker through whom the securities are intended to be sold

(c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)

(d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice

(e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer

(f) Approximate date on which the securities are to be sold

(g) Name of each securities exchange, if any, on which the securities are intended to be sold

TABLE I — SECURITIES TO BE SOLD *Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefore:*						
Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired *(if gift, also give date donor acquired)*	Amount of Securities Acquired	Date of Payment	Nature of Payment
Series A Convertible Preference Shares	November 20, 2001	Purchased in a private transaction	Issuer	1,549,710 Series A Convertible Preference Shares Warrants to purchase 163,971 Common Shares	November 20, 2001	Cash

INSTRUCTIONS:

1. If the securities were purchased and full payment therefore was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS
*Furnish the following information as to all securities of the issuer sold
during the past 3 months by the person for whose account the securities are to be sold.*

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
N/A*	N/A	N/A	N/A	N/A

REMARKS:

*Trident II, L.P. disclaims beneficial ownership of any shares of Arch Capital Group Ltd. owned by Marsh & McLennan Risk Capital Holdings, Ltd. and expressly disclaims that Trident II, L.P. and Marsh & McLennan Risk Capital Holdings, Ltd. are members of a "group" as such term is defined by Section 13D. Marsh & McLennan Risk Capital Holdings, Ltd. sold 335,500 shares during the last three months. These sales involved securities eligible for resale under Rule 144(k).

INSTRUCTIONS:
See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

12-12-2002

Trident II, L.P.
By: Trident Capital II, L.P.

DATE OF NOTICE   By: Marsh & McLennan, GP I, Inc.
                                     By: Richard A. Goldman
                                     Title: Vice President

                                     /s/ Richard A. Goldman
                                 _____
                                          (SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy
of the notice shall be manually signed.
Any copies not manually signed shall bear typed or printed signatures


ATTENTION:
Intentional misstatements or omission of facts constitute
Federal Criminal Violations (See 18 U.S.C. 1001)
